

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its

INR 7,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016,
payable in U.S. Dollars (to be consolidated and form a single series with the existing
issue of INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3,
2016, payable in U.S. Dollars, issued on November 26, 2013, INR 10,000,000,000
7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars,
issued on January 21, 2014 and INR 3,000,000,000 7.750 per cent. Synthetic INR
Notes due December 3, 2016, payable in U.S. Dollars, issued on January 31, 2014)
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: February 11, 2014

The following information regarding an issue of INR 7,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars (to be consolidated and form a single series with the existing issue of INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on November 26, 2013, INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on January 21, 2014 and INR 3,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on January 31, 2014) (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 21, 2013 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated February 11, 2014 (the "Final Terms"), and the Terms Agreement dated February 11, 2014 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)   Title and Date. INR 7,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars (to be consolidated and form a single series with the existing issue of INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on November 26, 2013, INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on January 21, 2014 and INR 3,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on January 31, 2014)

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)   Interest Rate/Interest Payment Date. 7.750 per cent. per annum payable semi-annually in arrears on June 3 and December 3 in each year,

commencing June 3, 2014, and ending on and including the Maturity Date. See, Final Terms, Item 15.

(c)   Maturity Date. December 3, 2016.

(d)   Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)   Kind and Priority of Liens. Not applicable.

(f)   Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)   Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)   Other Material Provisions. Not applicable.

(i)   Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a)   Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 102.634145% per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)   Stabilization Provisions. Not applicable.

(c)   <u>Responsibility of Each Underwriter/Withholding of Commissions.</u> <u>See</u> <u>generally</u> Program Agreement and Terms Agreement.

Item 3. <u>Distribution Spread</u>

<u>See</u> Final Terms, "Distribution".

Item 4. <u>Discounts and Commissions to Sub-Underwriters and Dealers</u>

See Item 2(a) above.

Item 5. <u>Other Expenses of Distribution</u> Not applicable.

Item 6. <u>Application of Proceeds</u>

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. <u>Exhibits</u>

A.   Information Statement (November 21, 2013);[1]

B.   Prospectus (June 3, 2008);[2]

C.   Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D.   Resolution No. IFC 2013-0040 adopted June 19, 2013 by the Board of Directors of the Corporation;

E.   Global Agency Agreement (dated as of June 3, 2008);[2]

F.   Final Terms (February 11, 2014); and

G.   Terms Agreement (February 11, 2014).

---

[1]   Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 21, 2013.

[2]   Filed on September 17, 2008.

[3]   Filed on July 10, 2012.

Final Terms dated February 11, 2014



International Finance Corporation

Issue of

INR 7,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016,

payable in U.S. Dollars

(to be consolidated and form a single series with the existing issue of INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on November 26, 2013, INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on January 21, 2014 and INR 3,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on January 31, 2014)

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus as may be supplemented from time to time. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus as so supplemented. The Prospectus as so supplemented may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer: International Finance Corporation

2.	(i)	Series Number:	1279
	(ii)	Tranche Number:	4
3.		Specified Currency or Currencies:	The lawful currency of India ("Indian Rupee" or "INR"), provided that all payments in respect of the Notes will be made in United States Dollars ("USD").
4.		Aggregate Nominal Amount:	
	(i)	Series:	INR 30,000,000,000
	(ii)	Tranche:	INR 7,000,000,000
5.		Issue Price:	101.105673 per cent. of the Aggregate Nominal Amount plus INR 106,993,040.00 representing 71 days' accrued interest from and including the Interest Commencement Date to but excluding the Issue Date
			The Issue Price will be payable in USD in the amount of USD 114,908,875.20 at the agreed Reference Rate of 62.5225 Indian Rupees per one United States Dollar
6.	(i)	Specified Denominations:	INR 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	INR 10,000
7.	(i)	Issue Date:	February 14, 2014
	(ii)	Interest Commencement Date:	December 3, 2013
8.		Maturity Date:	December 3, 2016 (subject to adjustment in accordance with item 22. below)
9.		Interest Basis:	7.750 per cent. Fixed Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest or Redemption/Payment Basis:	Not Applicable
12.		Put/Call Options:	Not Applicable
13.		Status of the Notes:	Senior
14.		Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable

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(i) Rate of Interest:	7.750 per cent. per annum payable semi-annually in arrear
(ii) Interest Payment Date(s):	June 3 and December 3 in each year, from and including June 3, 2014 to and including the Maturity Date (each as may be subject to adjustment in accordance with item 22. below).
(iii) Fixed Coupon Amount:	INR 387.50 per Calculation Amount, payable in USD by applying the following formula: INR 387.50 divided by Reference Rate (as defined in item 22. below)
(iv) Day Count Fraction:	30/360 (unadjusted)
(v) Determination Dates:	Not Applicable
(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16. Floating Rate Note Provisions:	Not Applicable
17. Zero Coupon Note Provisions:	Not Applicable
18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable
Call Option II (Automatic):	Not Applicable
21. Put Option:	Not Applicable
22. Final Redemption Amount of each Note:	The Final Redemption Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent, on the Rate Fixing Date in respect of the Maturity Date, as follows,: Calculation Amount divided by Reference Rate Where: "Calculation Agent" means HSBC Bank plc "Reference Rate" means the rate used on each Rate Fixing Date which will be the USD/INR spot rate, expressed as the amount of Indian Rupees per one United States Dollar, for settlement in two Fixing Business Days, reported by the Reserve Bank of India, which is displayed on Reuters page "RBIB"

3

(or any successor page) at approximately 1:00pm, Mumbai time, on each Rate Fixing Date. If a Price Source Disruption Event occurs on the Scheduled Rate Fixing Date, then the Reference Rate for such Rate Fixing Date shall be determined by the Calculation Agent in accordance with the Fallback Provisions set out below.

"Rate Fixing Date" means the Scheduled Rate Fixing Date, subject to Valuation Postponement.

"Scheduled Rate Fixing Date" means the date which is two Fixing Business Days prior to the Interest Payment Date or the Maturity Date or such other date on which an amount in respect of the Notes is due and payable. If the Scheduled Rate Fixing Date is an Unscheduled Holiday, the Rate Fixing Date shall be the next following relevant Fixing Business Day, subject to the Deferral Period for Unscheduled Holiday set out below.

"Unscheduled Holiday" means a day that is not a Fixing Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Mumbai, two Fixing Business Days prior to the relevant Rate Fixing Date.

Adjustments to Interest Payment Date and Maturity Date:

If a Scheduled Rate Fixing Date is adjusted in accordance with the Following Business Day Convention or if Valuation Postponement applies, then the Interest Payment Date or Maturity Date relating to such Scheduled Rate Fixing Date shall be as soon as practicable, but in no event later than two (2) Payment Business Day(s) after the date on which the Reference Rate for such Interest Payment Date or Maturity Date is determined. If any Interest Payment Date or Maturity Date is adjusted in accordance with the preceding sentence, then such adjustment (and the corresponding payment obligations to be made on such dates) shall apply only to such Interest Payment Date or the Maturity Date, as applicable, and no further adjustment shall

4

apply to the amount of interest payable.

Fallback Provisions:

"Price Source Disruption Event" means it becomes impossible to obtain the Reference Rate on a Rate Fixing Date.

"Applicable Price Source Disruption Fallbacks":

In the event of a Price Source Disruption Event, the Calculation Agent shall apply each of the following Price Source Disruption Fallbacks for the determination of the Reference Rate, in the following order, until the Reference Rate can be determined.

1. Valuation Postponement	(As defined below)
2. Fallback Reference Price	SFEMC INR Indicative Survey Rate (INR02)
3. Fallback Survey Valuation Postponement	(As defined below)
4. Calculation Agent Determination of Reference Rate	

"Cumulative Events" has the following meaning: Notwithstanding anything to the contrary, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 14 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 14 calendar day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period that otherwise would have been a Fixing Business Day, then such day shall be deemed to be a Rate Fixing Date, and (y) if, upon the lapse of any such 14 calendar day period, a Price Source Disruption shall have occurred or be continuing on the day following such period on

5

which the Reference Rate otherwise would be determined, then Valuation Postponement shall not apply and the Reference Rate shall be determined in accordance with the next Price Source Disruption Fallback.

"Valuation Postponement" means that the Reference Rate will be determined on the Fixing Business Day first succeeding the day on which the Price Source Disruption ceases to exist, unless the Price Source Disruption continues to exist (measured from the date that, but for the occurrence of the Price Source Disruption, would have been the Rate Fixing Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Fixing Business Day after the Maximum Days of Postponement (which will, subject to the provisions relating to Fallback Survey Valuation Postponement, be deemed to be the applicable Rate Fixing Date) in accordance with the next applicable Price Source Disruption Fallback.

"Maximum Days of Postponement": 14 calendar days.

"SFEMC INR Indicative Survey Rate (INR02)" means that the Reference Rate for a given Rate Fixing Date will be the Indian Rupee/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Indian Rupees per one U.S. Dollar, for settlement in two Fixing Business Days, as published on the web site of Singapore Foreign Exchange Market Committee ("SFEMC") at approximately 3:30 p.m. (Singapore time), or as soon thereafter as practicable, on such date. The Reference Rate shall be calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC INR Indicative Survey (as defined below) for the purpose of determining the SFEMC INR Indicative Survey Rate.

"SFEMC INR Indicative Survey" means a methodology, dated as of December 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions that

6

are active participants in the Indian Rupee/U.S. Dollar markets for the purpose of determining the SFEMC INR Indicative Survey Rate.

"Fallback Survey Valuation Postponement" means that, in the event that the Fallback Reference Price is not available on or before the third Fixing Business Day (or day that would have been a Fixing Business Day but for an Unscheduled Holiday) succeeding the end of either (i) Valuation Postponement for Price Source Disruption, (ii) Deferral Period for Unscheduled Holiday, or (iii) Cumulative Events, as applicable, then the Reference Rate will be determined in accordance with the next Applicable Price Source Disruption Fallback on such day (which will be deemed to be the applicable Rate Fixing Date). For the avoidance of doubt, Cumulative Events, if applicable, does not preclude postponement of valuation in accordance with this provision.

"Payment Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and Mumbai.

"Fixing Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Mumbai.

Deferral Period for Unscheduled Holiday:

In the event the Scheduled Rate Fixing Date is postponed due to the occurrence of an Unscheduled Holiday, and if the Rate Fixing Date has not occurred on or before the 14th calendar day after the Scheduled Rate Fixing Date (any such period being a "Deferral Period"), then the next day after the Deferral Period that would have been a Fixing Business Day but for the Unscheduled Holiday, shall be deemed to be the Rate Fixing Date.

23. Early Redemption Amount:

Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or

The Final Redemption Amount as determined in accordance with item 22. above plus accrued and unpaid interest, if any, as determined in accordance

7

on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

with item 15.(iii) above; provided that, for purposes of such determination, the Scheduled Rate Fixing Date shall be the date that is two Fixing Business Days prior to the date upon which the Notes become due and payable.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:

Registered Notes:

DTC Global Registered Certificate available on Issue Date

25. New Global Note (NGN):

No

26. Financial Centre(s) or other special provisions relating to payment dates:

New York and Mumbai

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):

No

28. Details relating to Partly Paid Notes:

Not Applicable

29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:

Not Applicable

30. Redenomination, renominalization and reconventioning provisions:

Not Applicable

31. Consolidation provisions:

Not Applicable

32. Additional terms:

    (i) Governing law:

New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:

Not Applicable

(ii) Date of Terms Agreement:

February 11, 2014

(iii) Stabilizing Manager(s) (if any):

Not Applicable

34. If non-syndicated, name and address of Dealer:

J.P. Morgan Securities plc

25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Euro Medium Term Note Desk
Telephone: +44 20 7134 1470
Facsimile: +44 20 3493 1413

8

35. Total commission and concession:	0.15 per cent. of the Aggregate Nominal Amount
36. Additional selling restrictions:	India. (a) This Final Terms has not been and will not be registered, produced or published as an offer document (whether a prospectus in respect of a public offer or information memorandum or other offering material in respect of any private placement under the Indian Companies Act, 1956, as amended or replaced from time to time, or any other applicable Indian laws), with the Registrar of Companies, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India and (b) the Notes have not been and will not be offered or sold in India by means of any document and this Final Terms or any other offering document or material relating to the Notes have not been and will not be circulated or distributed, directly or indirectly, to any person or to the public in India which would constitute an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities in violation of Indian laws.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: ....

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	Luxembourg; Singapore
(ii)	Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from February 14, 2014.

Application will be made for the Notes to be listed and quoted on the Singapore Exchange Securities Trading Limited (SGX-ST). Such permission (for the listing of the Notes) will be granted when the Notes have been admitted to the Official list of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of, and the listing and quotation of the Notes on, the SGX-ST are not to be taken as an indication of the merits of the Corporation, the Program or the Notes.

The Notes will be consolidated and form a single series with the existing issue of INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on November 26, 2013, INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on January 21, 2014 and INR 3,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, payable in U.S. Dollars, issued on January 31, 2014.

RATINGS

Ratings:

Notes under the Program have been rated:

S & P: AAA
Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

DC_LAN01:290086.2

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VCQ77
Common Code:	099748346
CUSIP:	45950VCQ7
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this final terms or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following paragraphs supplement the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008, and reflect recently enacted legislation.

Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the

12

U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, because the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed in the Prospectus) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the notes.

OTHER RELATIONSHIPS

Some of the Dealers and their affiliates (together, the "Dealers") have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Corporation. The Dealers have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the Dealers may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve notes of the Corporation. Typically, such Dealers would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Corporation's notes, including potentially the notes

13

offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The Dealers may also make investment recommendations and/or publish or express independent research views in respect of such notes and may hold, or recommend to clients that they acquire, long and/or short positions in such notes.

14

TERMS AGREEMENT NO. 1279, TRANCHE 4 UNDER
THE STANDARD PROVISIONS

February 11, 2014

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1   The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's INR 7,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, Tranche 4 (the "**Notes**", as from February 14, 2014 to be consolidated and form a single series with the Corporation's INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, issued on November 26, 2013 (Tranche 1), INR 10,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, issued on January 21, 2014 (Tranche 2) and INR 3,000,000,000 7.750 per cent. Synthetic INR Notes due December 3, 2016, issued on January 31, 2014 (Tranche 3)) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on February 14, 2014 (the "**Settlement Date**") at an aggregate purchase price of USD 114,908,875.20 (which is 102.634145 per cent. of the aggregate nominal amount of the Notes at the agreed Reference Rate of 62.5225 Indian Rupees per one United States Dollar and includes 71 days of accrued interest) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2   When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to February 6, 2014, 7:00 a.m. London time and the term "**Dealer**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3   The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4   The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's

performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5   The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned full benefit of the existing validity opinion of such firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion.

6   The Corporation agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 101.105673 per cent. of the aggregate nominal amount of the Notes plus INR 106,993,040.00 representing 71 days of accrued interest, at the agreed rate of 62.5225 Indian Rupees per one United States Dollar). The Corporation agrees that it will pay to the Dealer named below a management and underwriting fee of 0.15 per cent. of the nominal amount of the Notes.

7   The purchase price specified above will be paid by the Dealer by wire transfer in same-day funds to the Corporation for value on the Settlement Date. The management and underwriting fee specified above will be paid by the Corporation to the Dealer by wire transfer in same-day funds for value on the Settlement Date.

8   The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9   In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10   The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

11   For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

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All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12   This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13   This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DC_LAN01:290090.2

J.P. MORGAN SECURITIES PLC

By: _____

     Name:

     Title:

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J.P. MORGAN SECURITIES PLC

By: _____
         Name: SARAH LOVEDEE
         Title: VICE PRESIDENT

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CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: _____

Name: MONISH MAHURKAR

Title:

Director
Treasury Client Solutions
International Finance Corporation

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SCHEDULE I

Notice Details of the Dealers:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Euro Medium Term Note Desk
Telephone: +44 20 7134 1470
Facsimile: +44 20 3493 1413

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